





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **COADY DIEMAR PARTNERS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 33rd floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Anzaldo — 212-901-2627
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW GROUP LLC
(Name – *if individual, state last, first, middle name*)

400 OLD FORGE LANE, SUITE 401	KENNETT SQUARE	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford G. Adams, Jr. , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Coady Diemar Partners, LLC , as

of December 31 , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

_____

Signature

CEO, CCO, CFO
Title

3/26/2021

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COADY DIEMAR PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020



RW GROUP

HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Coady Diemar Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Coady Diemar Partners, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Coady Diemar Partners, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Coady Diemar Partners, LLC's management. Our responsibility is to express an opinion on Coady Diemar Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Coady Diemar Partners, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, CPA

We have served as Coady Diemar Partners, LLC's auditor since 2020.
Kennett Square, Pennsylvania
March 31, 2021

---

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Coady Diemar Partners, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	111,320
Fees receivable, net		216,623
Prepaid expenses and other assets		8,385
Total Assets	$	336,328

Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	61,608
PPP loan		79,200
Members' Equity		195,520
Total Liabilities and Members' Equity	$	336,328

The Notes to Financial Statements are an integral part of this Statement

1.   Organization and Nature of Business

Coady Diemar Partners, LLC (the "Company") was organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. The Company shall continue in existence until December 31, 2053, unless terminated at an earlier date in accordance with the provisions of the Operating Agreement.

2.   Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and in the bank, as well as short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Fair Value of Assets and Liabilities
The Company's assets, including cash and cash equivalents, fees receivable, due from members, prepaid expenses and other assets are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted values, which approximate fair value.

Securities, when held, are valued at fair value, as required. Refer to Note 5 – Fair Value Measurements for related disclosures.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue

recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Advisory

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as unearned income (deferred revenue in the accompanying statement of financial conditions).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a partnership for federal and state income taxes. As such, the members will reflect income or loss, as applicable, on their individual tax returns. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT is reflected in the financial statements. The Company does not have uncertain tax positions and has timely filed its annual tax returns without extending the statute of limitations for any year. There are no tax related penalties or interest charges reflected in these financial statements.

3.   **Net Capital Requirements**

Pursuant to the basic uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum Net Capital, as defined in such provisions.

Further, the provisions require that the ratio of aggregate indebtedness, as defined, to Net Capital shall not exceed 15 to 1. Net Capital and the related Net Capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company was in compliance with its Net Capital requirements. The Net Capital and Net Capital requirements of $49,712 and $5,000, respectively, resulted, in excess Net Capital of $44,712. The percentage of Aggregate Indebtedness to Net Capital is 123.9295%.

4. Risk and Concentration

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank. From time to time, the Company maintains cash balances at a financial institution that are in excess of federal insured amounts.

The Company derived 82% of its investment banking fee revenues from two customers.

5. Fair Value Measurements

Securities, when held, are recorded at fair value in accordance with the accounting standard on fair value measurements, which established a framework for measuring fair value and clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy are described below.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2	Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In 2012 and 2013, the Company received warrants to purchase preferred shares and common stock of privately held entities. These warrants were deemed to have zero fair value as of December 31, 2020 based on unobservable inputs.

6.   **Commitments and Contingencies**

PPP Loan

In April 2020, the Company applied for an unsecured loan under the Paycheck Protection Program, or the PPP Loan. The Paycheck Protection Program was established under CARES Act and is administered by the U.S. Small Business Administration (SBA). The PPP loan was approved and funded, and the Company entered into an unsecured loan of approximately $79,200. The loan matures in April 2022 and earns interest at an annual rate of 1.00%. In accordance with the requirements of the CARES Act, the Company used the proceeds from the PPP Loan primarily for payroll costs. The Company anticipates to file for loan forgiveness during the second quarter of 2021.

Operating Leases

The Company currently leases NYC office space under a short term lease which expires May 2021. The lease is guaranteed by a $8,180 security deposit.

In addition, the Company leased office space on a month to month basis in Peapack, New Jersey. The lease was terminated at the end of April 2020.

Total rent expense of facility leases for the year ended December 31, 2020 was $79,961.

The Company's future minimum rental commitments are as follows:

Year ending December 31:	Amount
2021	$24,500
Total	$24,500

7.   **Subsequent Events**

The Company has evaluated subsequent events occurring after the balance sheet date through the date of financial statement issuance and has determined that there are no events other than disclosed below which require recognition or disclosure in these financial statements.

8.   COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. This contagious disease outbreak, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these consolidated financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.